Exhibit 99.1

Northern Dynasty: Politico Report That Trump Administration Will Block Pebble Project Is Incorrect

August 22, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) has issued a public statement after false reports surfaced Saturday morning in Politico that the Trump Administration had plans to block the project. Rather, it appears that the normal process continues to move forward for the project amid reports that the U.S. Army Corps of Engineers (“USACE”) was going to publish details about its approach to wetlands mitigation for the project on Monday. The statement reads:

“We firmly believe that the implication pushed by Politico that the White House is going to kill the project is clearly in error, likely made by a rush to publish rather than doing the necessary diligence to track down the full story. We categorically deny any reports that the Trump Administration is going to return to an Obama-like approach that allowed politics to interfere with the normal, traditional permitting process. This president clearly believes in keeping politics out of permitting – something conservatives and the business community fully support.

“We were told earlier in the week that the USACE was going to publish a letter on Monday about the status of its approach to mitigation for the project. Based upon our ongoing interaction with the USACE, we believe the letter will discuss the need for a significant amount of mitigation for the project’s wetlands impacts. This has been our working premise for quite some time and has been the focus of our recent efforts near the site to complete additional wetlands survey work to better inform our plan. The process and time needed to develop a comprehensive wetlands mitigation plan might result in a slight delay beyond earlier USACE milestones. However, at this time we do not believe this is the case and we will be working with the corps to get them what they need as soon as possible.

“The USACE released a comprehensive EIS for the project that said the economic benefits of the project could be substantial and that the project can be done without harm to the Bristol Bay fishery. We know there are some who do not support the USACE’s findings but just because people don’t like the USACE conclusions does not mean their work has not been thorough.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NMD to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fundthese objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com